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                                                                      EXHIBIT 18

                                    ARTHUR
                                   ANDERSEN

                           Arthur Andersen & Co. SC



February 25, 1994                                   Arthur Andersen & Co.

Comdata Holdings Corporation                        Suite 100
5301 Maryland Way                                   424 Church Street
Brentwood, Tennessee  37027                         Nashville, Tn 37219-3302
                                                    615 726-6000




Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of December 31, 1993, the Company changed its methodology for the evaluation of the excess of costs over the fair value of net assets acquired ("goodwill") from a measurement based on earnings before interest, taxes, depreciation and amortization, as well as operating cash flow for the respective acquired operations to a measurement based on the net income of each major business unit. According to the management of the Company, this change was made because, among other things, management believes that measurements based on net income are more relevant measures because they include the significant costs of interest and income taxes, which were not included in the method previously used. Financing costs changed significantly after the Company's refinancing transaction at the end of 1992, and the impact of income taxes on the Company's operations are expected to increase as the Company's tax payments will be prior to goodwill amortization. Based on the cost of the Company's recent refinancing and inability to complete a secondary offering in December 1993, management believes that net income is a preferable measurement indicator of the underlying value of the Company's goodwill and other intangibles and is more relevant to the users of the financial statements.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis and our opinion stated below is based on our determination made in this manner.
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Comdata Holdings Corportion
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February 25, 1994




We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

ARTHUR ANDERSEN & CO.